URBAN JUNCTURE, INC.

Unaudited Financial Statements For The Years Ended December 31, 2016 and 2015

April 24, 2017



Independent Accountant's Review Report

To Management
Urban Juncture, Inc.
Chicago, IL

We have reviewed the accompanying balance sheet of Company, Inc. as of December 31, 2016, and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 24, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

URBAN JUNCTURE, INC.
BALANCE SHEET
DECEMBER 31, 2016 & 2015
_____

ASSETS

	2016	2015
CURRENT ASSETS		
Cash	$ 6,809	$ (3,286)
Accounts Receivable	-	375
TOTAL CURRENT ASSETS	$ 6,809	(2,911)
NON-CURRENT ASSETS		
Fixed Assets, Net	19,348	19,863
Loans Receivable	3,426,194	3,382,000
Investments in Property	969,229	1,146,689
Interest in Publication	10,000	10,000
TOTAL NON-CURRENT ASSETS	$ 4,424,771	$ 4,558,552
TOTAL ASSETS	$ 4,431,580	$ 4,555,641

LIABILITIES AND SHAREHOLDERS' EQUITY

	2016	2015
CURRENT LIABILITIES		
Accounts Payable	1,130	15,211
TOTAL CURRENT LIABILITIES	$ 1,130	$ 15,211
NON-CURRENT LIABILITIES		
Loans Payable	3,634,704	3,476,391
TOTAL LIABILITIES	3,635,834	3,491,603
SHAREHOLDERS' EQUITY		
Common Stock	100	100
Additional Paid in Capital	454,335	645,897
Retained Earnings	341,310	418,042
TOTAL SHAREHOLDERS' EQUITY	795,745	1,064,039
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 4,431,580	$ 4,555,641

URBAN JUNCTURE, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015
_____

	2016	2015
Operating Income	$ 213,428	$ 578,653
Gross Profit	213,428	578,653
Operating Expense		
General & Administrative	77,548	31,378
Insurance	21,941	22,378
Depreciation	8,522	-
Maintenance & Repair	3,775	22,917
Travel	1,351	4,251
Security	840	10,266
Advertising	628	485
Employee Salaries & Benefits	486	27,196
Development	-	106,791
	115,091	225,662
Net Income from Operations	98,337	352,991
Other Income (Expense)		
State and Local Tax	(25,585)	(698)
Interest Expense	(149,484)	(120,179)
Miscellaneous Income	-	27,912
Net Income	$ (76,732)	$ 260,026

URBAN JUNCTURE, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015

_____

	2016	2015
Net Income (Loss) For The Period	$ (76,732)	$ 260,026
Cash Flows From Operating Activities		
Change in Accounts Receivable	375	(183,027)
Change in Inventory	-	375
Change in Payables	(14,081)	15,795
Depreciation	8,522	-
Net Cash Flows From Operating Activities	(5,184)	(166,857)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(8,007)	(19,596)
Change in Loans Receivable	(44,194)	(700,215)
Change in Investments in Property	177,460	-
Net Cash Flows From Investing Activities	125,259	(719,812)
Cash Flows From Financing Activities		
Change in Loans Payable	158,313	740,531
Additional Paid In Capital	(191,562)	(119,012)
Net Cash Flows From Financing Activities	(33,249)	621,519
Cash at Beginning of Period	(3,286)	1,838
Net Increase (Decrease) In Cash	10,094	(5,124)
Cash at End of Period	$ 6,809	$ (3,286)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Urban Juncture ("The Company") is a corporation organized under the laws of the State of Illinois. The Company's purpose is to acquire and develop real estate and create jobs and valuable neighborhood amenities in underserved urban communities. The Company co-owns 300 East 51st LLC with Community Reinvestment Fund. 300 East 51st LLC owns the 300-314 East, 320 East, and 343-347 East 51st Street properties.

The Company plans to build four food-related businesses located on the first floor of 300-314 East 51st Street along with common space, an office space on the second floor, and a rooftop farm. Rehabilitation will include tenant build out for each individual restaurant or store, common area improvements, completion of a surface area parking lot at 320 East 51st Street, a community garden at 343-347 East 51st Street, and several environmentally sustainable design features.

The Company will conduct an equity crowdfund offering during the second quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Loans Receivable

The Company provides working capital to entities in which it has investments and there is no interest rate or maturity date.

As of December 31, 2016, the company had the following receivables:

The Forum	$ 53,261
Jerk Shack	193,348
300 E. 51st	679,585
Current receivables	$926,194

The Company entered into a construction loan agreement with ComReinvest New Markets LLC (part V and VI) on September 14, 2012 for $2,000,000 for 300 East 51st St LLC. The loan is a leveraged New Market Tax Credit investment in which the Company borrowed the funds and loaned them to 300 East 51st LLC. The debt has an interest rate of .84% per annum. Interest is payable quarterly until paid in full. Interest shall be calculated on the basis of a 360-day year utilizing 30-day months. Commencing on March 1, 2021 and on the 1st day of the month following each calendar quarter thereafter, consecutive quarterly installments of principal and accrued and unpaid interest, with principal amortized over a term of thirty (30) years commencing September 14, 2020 shall be payable in quarterly installments. On September 14, 2042 the entire balance of principal and interest due shall be paid full. Prior to September 14, 2020, the Company does not have the right to pre-pay the principal amount or any installments due hereunder; thereafter the Company can pre-pay the note or any installments due hereunder, in full or in part, without penalty.

The loan receivables are presented by ownership percentages as follows:

Loan Receivables V-51st SPE	$1,161,000
Loan Receivables VI-51st SPE	$ 839,000

The Company entered into a direct loan agreement with the Illinois Department of Commerce and Economic Opportunity (DCEO) for $500,000. The Company borrowed the funds and loaned them to 300 East 51st LLC. As of December 31, 2016, the amount outstanding was $500,000.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated on a straight-line method over the estimated useful lives of all assets. Furniture and computer equipment are depreciated over 3 to 5 years.

Leasehold Improvements

Cost of improvements that extend the useful life of property are capitalized when incurred. These capitalized costs may include structural costs, equipment, fixtures, interior walls, electrical and plumbing additions, floor and wall coverings. Leasehold improvements are amortized over 3 years.

Investments

All investments are initially recorded at cost. Equity method investments are adjusted when appropriate based on the Company's share of income or loss. Generally, equity method investments are those in which the Company holds a controlling or management interest. During 2016, the Company recorded a reduction to the value of the Company's investment in 300 East 51st LLC of $73,866 due to losses sustained that year.

Debt

The Company entered into several loan agreements for funds to create four food-related businesses located on the first floor of 300-314 East 51st Street, common space, office space, and a rooftop farm/storm water management facility. Rehabilitation is to include tenant build out for each restaurant/store, common area improvements, completion of a surface parking lot at 320 East 51st Street/5044-48 S. Calumet Ave., a community garden at 343-347 East 51st Street and several environmentally sustainable design features. The Company has undertaken the redevelopment of the site in accordance with a plan for the Site and Redevelopment Agreement with the City of Chicago, to be financed in part by a tax increment financing allocation, equity and debt.

The loan agreements are as follows:

Chicago Community Loan Fund, an Illinois not-for-profit corporation provided an interest only construction loan for $1,800,000 on September 21, 2012 at an interest rate of 7.5% per annum, which was amended to a principal amount of $2,200,000 on April 30, 2015.

The loan requires monthly interest payments. As of December 31, 2016, the interest and principal amount due is $1,990,037. The interest expense paid in 2016 is $149,484. The construction loan is convertible to a three-year permanent loan with twenty-year amortization at a 7% interest rate plus a four-year extension conditioned on achieving certain debt service conditions.

Illinois Department of Commerce and Economic Opportunity (DCEO), an Illinois not for profit corporation, provided a construction loan for $500,000 on September 21, 2012. The debt has an interest rate of 1% per annum.

Revenue Recognition

Revenue is recognized at the time services are rendered. The Company contracts with Bronzeville Builders LLC to build out the properties under development.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. For the years ended December 31, 2015 and 2016, the Company elected to be treated as a Subchapter S corporation. All items of revenue and expense for those years were reported by the shareholders on their individual tax returns. The Company's 2014 federal tax filing will be subject to inspection by the Internal Revenue Service until 2018. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to tax filing requirements in the State of Illinois. The Company's 2014 Illinois tax filing will be subject to inspection by the State of Illinois until 2018. The Company's 2015 Illinois tax filing will be subject to inspection by the State of Illinois until 2019. The Company's 2016 Illinois tax filing will be subject to inspection by the State of Illinois until 2020.

NOTE C- RELATED PARTY TRANSACTIONS

The founder and owner of the company, Bernard Loyd, and his relatives, have provided working capital for the Company at 0% interest rate and no specified maturity date. As of December 31, 2016 the amount due to related parties was $1,713,729.

Bernard Loyd is the owner of The Forum, 318-328 East 43rd Street.

The Company uses Bronzeville Builders LLC, which is owned by Bernard Loyd to build out the properties under development. Bronzeville Builders LLC holds a general contractor license and subcontracted all of the work to be done to other contractors. It has no paid employees and performs its work at cost.

Bernard Loyd is part owner of the Bronzeville Jerk Shack.

Bernard Loyd is founder and one of three directors of Urban Juncture Foundation, a 501(c)(3) non-profit organization that works closely with the Company. Urban Juncture Foundation is the sponsor/manager of Bronzeville Community Garden, Bronzeville Bikes, and the Greenline Farm and The Bronzeville Incubator and provides operations management services to the Bronzeville Cookin' project.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 24, 2017, the date that the financial statements were available to be issued.